Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

March 28, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamilton

Re: RiverNorth Opportunistic Municipal Income Fund, Inc. (the “Fund” or the “Registrant”) (File Nos. 333-281401; 811-23366); Response to Examiner Comments on N-2

Dear Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on February 27, 2025, in connection with your review of the Fund’s above-referenced amended registration statement (“Registration Statement”) on Form N-2. The changes to the Fund's disclosure discussed below will be reflected in Pre-Effective Amendment No. 3 to the Fund's Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated the comment below in bold, and our response follows your comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	On page 12 under the Use of Leverage section, the Staff notes the increase in the line of credit and that the fee table is incorporated by reference from the June 30, 2024 N-CSR. Please supplementally explain how the additional expenses associated with the BNP Credit Agreement has been factored into the fee table or confirm that the information presented in the fee table is not materially misleading. Please also confirm that when shares are taken off the shelf, the prospectus supplement will include such additional expenses.

The Fund confirms that the information presented in the fee table has been updated as of December 31, 2024 in the Revised Registration Statement.

2.	On page 30 under the Effects of Leverage table, please revise such figures through December 31, 2024 or confirm such figures are not materially different from the June 30, 2024 figures given the increase in the line of credit.

The Fund confirms that the figures in the Effects of Leverage table have been updated as of December 31, 2024 in the Revised Registration Statement.

3.	The staff notes that the financial information included in the Registration Statement has gone stale under the financial reporting obligations of Rule 3-18 of Regulation S-X. Please update the financial information accordingly.

The Registrant confirms that the financial information has been updated accordingly in the Revised Registration Statement.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,
/s/ David L. Williams
David L. Williams

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